Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Norr Organic LLC
4332 22nd Street #401-3/#401-4,
Long Island City, NY 11101
https://norrorganic.com/

Up to $1,199,999.24 in Class B Units at $10.12
Minimum Target Amount: $20,007.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Norr Organic LLC
Address: 4332 22nd Street #401-3/#401-4,, Long Island City, NY 11101
State of Incorporation: NY
Date Incorporated: April 16, 2021

Terms:

Equity

Offering Minimum: $20,007.24 | 1,977 shares of Class B Units
Offering Maximum: $1,199,999.24 | 118,577 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $10.12
Minimum Investment Amount (per investor): $172.04

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus units.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus units.

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus units.

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus units.

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus units.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus units.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus units.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon.

Tier 2 Perk: Invest $5,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 5% bonus units.

Tier 3 Perk: Invest $10,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 10% bonus units.

Tier 4 Perk: Invest $20,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 15% bonus units.

Tier 5 Perk: Invest $50,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon, the opportunity to visit the state-of-the-art production facility where our delicious skyr yogurt is made (travel expenses not included and must be covered by investor) + 20% bonus units.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Norr Organic LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $10.12/ unit, you will receive 110 units of Class B Units, meaning you'll own

110 units for $1,012.00. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Norr Organic is an Icelandic-style skyr yogurt brand focused on providing clean, organic, and probiotic-rich dairy products. Using grass-fed milk from small family farms, Norr delivers a high-protein, nutrient-dense yogurt free from artificial additives and excessive sugars. The company has achieved 340% revenue growth in two years, reaching $2.85M in 2024, and is rapidly expanding through partnerships with Whole Foods, Erewhon, Eataly, and The Fresh Market. With a focus on sustainability, premium ingredients, and a growing consumer preference for functional foods, Norr is positioning itself as a leader in the evolving yogurt market.

Competitors and Industry

Competitors

Norr Organic competes in the premium yogurt category against brands that emphasize high protein and probiotic content:

- Siggi's – A leading skyr brand, widely recognized for its minimal ingredients and high-protein content.

- Icelandic Provisions – Another skyr competitor emphasizing authentic Icelandic dairy traditions.

- FAGE – A dominant Greek yogurt brand offering thick, protein-rich dairy products.

- Chobani – A well-established brand in Greek yogurt, expanding into oat milk and probiotic drinks.

Unlike these competitors, Norr Organic differentiates itself by offering only organic, grass-fed dairy with zero artificial additives while using cutting-edge filtration for consistent quality and sustainability.

Industry

The U.S. yogurt market is valued at $8.9 billion and is growing at 13.2% annually, driven by increasing consumer demand for high-protein, probiotic-rich foods that support gut and immune health. Consumers are shifting towards clean-label and functional dairy products, favoring brands that align with sustainability and health-conscious values. Icelandic skyr yogurt, in particular, is emerging as a category within the premium yogurt space, building on the success of Greek yogurt's past decade of growth.

Current Stage and Roadmap

Current Traction

- 340% growth in two years, reaching $2.85M in revenue in 2024.

- Distribution secured in major retailers, including Whole Foods, Erewhon, Eataly, and The Fresh Market.

- Featured as the #1 yogurt by Consumer Reports, validating quality and taste.

- Sustainable production using ultrafiltration technology to enhance protein content while minimizing waste.

- Lean and efficient operations with a small, dedicated team managing rapid expansion.

Future Roadmap

- Retail Expansion – Secure additional shelf space in national and regional grocery chains.

- E-Commerce Growth – Strengthen online direct-to-consumer sales and explore new digital distribution opportunities.

- Product Innovation – Introduce new flavors, dairy-free alternatives, and probiotic-enhanced offerings.

- Sustainability Initiatives – Enhance zero-waste production practices and expand eco-friendly packaging solutions.

- Revenue Growth – Target $4.9M in revenue by 2025, scaling operations and increasing brand visibility.

The Team

Managers

Name: Daniyar Chukin

Daniyar Chukin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Sole Managing Member, and Principal Accounting Officer
  Dates of Service: April, 2021 - Present
  Responsibilities: As Chief Executive Officer, Sole Managing Member, and Principal Accounting Officer, Daniyar oversees most all aspects of the business.

Name: Mandy Geisler

Mandy Geisler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Marketing & Sales
  Dates of Service: May, 2021 - Present
  Responsibilities: Overseeing and management of 20+ broker relationships ensuring successful execution of sales strategies across multiple channels (focus on Natural Channels). Leading brand marketing initiatives, including shopper marketing, demos, earned media, and trade shows, to drive brand awareness and sales growth for this startup. Ensured cohesive execution aligned with business objectives for sustained growth.

Name: Pierre Remy Forien

Pierre Remy Forien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Pierre manages everything related to operations and production.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Simple Agreement for Future Equity in the amount of up to 1.2M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and

limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our products. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or

for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its

financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Misha LLC	807,649	Class A Units	80.44%

The Company's Securities

The Company has authorized Convertible Note, Convertible Note, Class A Units, and Class B Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 118,577 of Class B Units.

Convertible Note

The security will convert into Membership interest (equity) and the terms of the Convertible Note are outlined below:

Amount outstanding: $150,000.00
Maturity Date: October 30, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: Either at expiration of 1-year period, or upon call. In practice, the date came and went, but the conversion did not occur. We are in the process of converting now.

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Membership interest (equity) and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 13, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: Either at expiration of 1-year period, or upon call. In practice, the date came and went, but the conversion did not occur. We are in the process of converting now.

Material Rights

There are no material rights associated with Convertible Note.

Class A Units

The amount of security authorized is 988,192 with a total of 988,192 outstanding.

Voting Rights

The Class A units shall have the right to vote on a one vote per unit basis.

Material Rights

See exhibit F for material rights.

Class B Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

See exhibit F for material rights.

What it means to be a minority holder

As a minority holder of Common Units of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Working capital needs and general funding needs
  Date: October 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working capital needs and general funding needs
  Date: November 13, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $3,123,950.32 compared to $2,830,403.18 in fiscal year 2024. Sales declined slightly, due to a merger between two of our largest accounts (Imperfect Foods & Misfits Market), which resulted in an overall reduction in our shipments to the newly combined entity. Further, sales were kept flat through the temporary uncertainty for buyers following our decision to make a reduction in our single serve packaging size from 5.3 ounces to 4.4 ounces. Several strategic buyers indicated they would withhold authorization, pending conclusion of the transition. We felt strongly that the decision to reduce packaging size was the correct one – since it immediately improved unit economics and gross margins, as well as ensured a more stable path to profitability.

Cost of Sales

Cost of Sales for fiscal year 2023 were $2,777,345.52 compared to $2,226,497.86 in fiscal year 2024. Despite increased trade expenditures, and only slightly reduced top line revenues – the "product cost & materials" component of our Cost of Sales was drastically reduced. This reflects the effect of the packaging size reduction.

Gross Margins

Gross margins for fiscal year 2023 were 2.1% compared to 12.75% in 2024. Again, this is a reflection of the immediate improvement granted through the reduction in packaging size. In 2024, trade expenditures such as temporary discounts and promos were increased in comparison to 2023 (to offset the effect of the pack size reduction), and still the year ended on a substantially more positive economic basis.

Expenses

Expenses for fiscal year 2023 were $914,617.55 compared to $983,393.27 in fiscal year 2024. The expenses cited above, are those expenses which lay outside of Cost of Goods Sold, however - they still include figures like freight and warehousing. The bulk of the expenses is made up of SG&A, and Freight/Warehousing. The difference is explained primarily by an increase in advertising and marketing expenses, as well as a slight increase in "freight out" and warehousing fees.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the scaling stage and revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because growth had slowed in the period in question, but has resumed at a very rapid pace since - in other words, the period in question does not capture the previous aggressive growth, nor what has happened since (in 2024 and 2025). Past cash was primarily generated through sales and equity investments. Our goal is to is to grow sales to at least a level of $11-15 Million, where we wil begin generating positive net income.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 1, 2025, the Company has capital resources available in the form of $8,215.93 of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support further working capital needs, new hires, and investment into marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95%+ will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for less than a month. This is based on a current monthly burn rate of approximately $50,000 for expenses related to operating the business.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for approximately 24 months. This is based on a projected monthly burn rate of $50,000 for expenses related to overall operation of the firm.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including revolving lines of credit, term loans, factoring, and personal loans to the founder against home equity.

Indebtedness

- Creditor: Lender
  Amount Owed: $250,000.00
  Interest Rate: 8.0%
  Convertible Notes - In 2023, the Company entered into two convertible note agreements with total principal amounting to $250,000 to fund operations. The notes bear interest at a rate of 8% per annum. All outstanding principal and accrued interest are convertible into Membership Interest upon the occurrence of a specified triggering event. The conversion price is determined as the lower of (a) a $5 million valuation cap or (b) 1.5 times the Company's net sales over the trailing twelve months ending on the last day of the month immediately preceding the conversion date. The entire outstanding balance of the notes, including accrued interest, was converted into equity during 2024.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,503.04

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no options or warrants outstanding. The Company only has Common Units outstanding.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $250,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,007.24 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of expansion.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Regional Sales Rep, Merchandiser, Digital Marketing Manager. Wages to be commensurate with training, experience and position.

- Working Capital

45.0%
We will use 45% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  2.5%
  We will use 2.5% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,199,999.24, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of expansion.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Regional Sales Rep, Merchandiser, Digital Marketing Manager. Wages to be commensurate with training, experience and position.

- Working Capital
  45.0%
  We will use 45% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  2.5%
  We will use 2.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://norrorganic.com/ (www.norrorganic.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/norr-organic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Norr Organic LLC

[See attached]

norr organic

Norr Organic LLC
(the "Company")
a New York Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Norr Organic LLC Management

We have reviewed the accompanying financial statements of Norr Organic LLC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
April 25, 2025

NORR ORGANIC LLC
STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	862	3,959
Accounts Receivable	160,290	206,259
Inventory	205,112	161,425
Other Current Assets	15,011	12,614
Total Current Assets	381,275	384,257
TOTAL ASSETS	381,275	384,257
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	470,749	367,628
Line of Credit	-	125,184
Convertible Notes	-	250,000
Other Current Liabilities	18,498	500
Total Current Liabilities	489,247	743,312
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	489,247	743,312
EQUITY		
Members Capital	2,848,536	1,839,964
Retained earnings (Deficit)	(2,956,508)	(2,199,019)
TOTAL EQUITY	(107,972)	(359,055)
TOTAL LIABILITIES AND EQUITY	381,275	384,257

See Accompanying Notes to these Unaudited Financial Statements

NORR ORGANIC LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Sales	2,830,501	3,123,854
Trade Discounts, Returns & Allowances	(617,370)	(589,844)
Cost of Goods Sold	(1,922,597)	(2,463,326)
Gross Profit	290,534	70,684
Operating Expenses		
Logistics and Fulfillment	277,771	271,673
Selling Expenses	31,213	35,703
Advertising and Marketing	111,672	54,461
General and Administrative	174,968	173,757
Payroll	407,667	428,681
Total Operating Expenses	**1,003,291**	**964,275**
Total Loss from Operations	**(712,757)**	**(893,591)**
Other (Expense)		
Interest Expense	(8,591)	(10,893)
Other Income	311	-
Other Expense	(36,452)	(52,457)
Total Other Income (Expense)	**(44,732)**	**(63,350)**
Net Loss	**(757,489)**	**(956,941)**

See Accompanying Notes to these Unaudited Financial Statements

NORR ORGANIC LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Member's Capital		Retained earnings	
	Units	$ Amount	(Deficit)	Total Members Equity
Beginning balance at 12/31/22	-	1,262,073	(1,242,077)	19,996
Contribution	-	585,080	-	585,080
Distribution	-	(7,189)	-	(7,189)
Net loss	-		(956,942)	(956,942)
Ending balance at 12/31/23	-	1,839,964	(2,199,019)	(359,055)
Conversion of Convertible Notes	-	250,000	-	250,000
Contribution	-	796,341	-	796,341
Distribution	-	(37,769)	-	(37,769)
Net loss	-		(757,489)	(757,489)
Ending balance at 12/31/24	-	2,848,536	(2,956,508)	(107,972)

See Accompanying Notes to these Unaudited Financial Statements

NORR ORGANIC LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(757,489)	(956,942)
Adjustments to reconcile Net Loss to Cash used in operations:		
(Increase) Decrease in:		
Accounts Receivable	45,969	(3,089)
Inventory	(43,687)	46,609
Other Current Assets	(2,397)	(2,614)
Increase (Decrease) in:		
Accounts Payable	103,121	206,223
Other Current Liabilities	17,998	(500)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	121,004	246,629
Net Cash provided by (used) in Operating Activities	(636,485)	(710,313)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments) for Line of Credit	(125,184)	(118,190)
Proceeds from (Conversion) of Convertible Notes	(250,000)	250,000
Member's Capital	1,008,572	577,891
Net Cash provided by Financing Activities	633,388	709,701
Cash at the beginning of period	3,959	4,571
Net Cash decrease for period	(3,097)	(612)
Cash at end of period	862	3,959

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Norr Organic LLC (the "Company") was formed in the State of New York on April 16, 2021, and is headquartered in Albany. The Company is engaged in the production and distribution of premium organic yogurt products, with a focus on single-serve formats positioned within the ultra-premium segment of the dairy market. Its target customers span across the United States.

The Company generates revenue primarily through wholesale sales to a diverse customer base, including online grocery platforms, national and regional brick-and-mortar retailers, and food service distributors. Production is outsourced to a third-party co-packing facility that employs advanced milk filtration technology provided by Tetra Pak.

Key customers include Misfits Market, an online grocery delivery service, and Whole Foods Market. Additional revenue is derived from a network of premium retail and food service partners, such as Eataly, Erewhon, and Central Market. Distribution is managed through strategic partners, including Rainforest Distribution and Chef's Warehouse.

In 2025, the Company aims to launch a Regulation CF crowdfunding campaign to raise operating capital .

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which assumes the Company will continue its operations and meet its obligations in the normal course of business over the next twelve months. However, certain conditions and events raise substantial doubt about the Company's ability to continue as a going concern. Since commencing principal operations, the Company has incurred recurring operating losses and experienced limited cash flow. The Company believes this is typical for businesses in the Consumer Packaged Goods sector, where early-stage losses are common due to high fixed costs, lower initial margins, and an unoptimized cost structure. Profitability in this industry is generally achieved only after reaching sufficient scale and gaining improved purchasing leverage.

These factors, combined with continued negative cash flows from operations raise substantial doubt about the Company's ability to continue as a going concern. However, management considers these dynamics consistent with the Company's current stage of growth. Since taking control in 2021, the Company has increased annual revenue from $450,000 to over $2 million by the end of 2024. Based on this trajectory, the Company projects net sales of approximately $5.3 million for the 2025 fiscal year, an optimistic increase but one management believes is attainable based on historical growth.

To improve its financial position, management is executing a strategy focused on expanding retail distribution across national and regional chains, increasing marketing investment to build brand awareness, and hiring additional field staff to support sales and merchandising. Funds raised from the Company's current capital campaign are expected to be instrumental in executing this strategy and progressing toward the estimated breakeven range of $10 million to $11.5 million in annual revenue, which management anticipates reaching by 2027.

While management believes these initiatives provide a viable path toward profitability, there is no assurance that the projected revenue levels or necessary funding will be achieved. Accordingly, substantial doubt about the Company's ability to continue as a going concern remains.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $862 and $3,959 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company allows 14–30 day credit terms for these receivables.

As of December 31, 2024 and 2023, the Company's outstanding accounts receivable amounted to $160,290 and $206,260, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. No allowance for doubtful accounts was provided as of December 31, 2024 and 2023.

Inventory
Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Aggregate inventory amounted to $205,112 and $161,425 as of December 31, 2023 and 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling consumer food products to a variety of customers, including online grocery delivery services, traditional brick-and-mortar retailers, and food service providers for corporate campuses and athletic teams. The Company's payments are typically received on credit terms ranging from 14 to

30 days following delivery, depending on the customer and invoice terms. The Company's primary performance obligation is to deliver quality products on time and in good condition, with sufficient shelf life to allow for consumer sale.

Revenue is recognized at the time of shipment, at gross. Trade discounts and related promotional expenses represent deductions to revenue under Trade Discounts, Returns & Allowances. These reflect the costs of Returns which refer to products sent back by customers due to overstock, defects, or failure to meet specifications and Incentives provided to customers and distributors to support product placement, promotion, and sales, including items such as coupons, customer discounts, marketing reimbursements, scanbacks, and slotting fees. These amounts capture the commercial efforts necessary to remain competitive in the consumer goods market and are recognized in the same period as the related sales.

Advertising and Marketing Costs

Advertising and Marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses primarily include costs related to corporate operations, such as professional services (accounting, legal, consulting), facility costs (rent, utilities), office supplies, insurance, travel and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and New York. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - In 2023, the Company entered into two convertible note agreements with total principal amounting to $250,000 to fund operations. The notes bear interest at a rate of 8% per annum. All outstanding principal and accrued interest are convertible into Membership Interest upon the occurrence of a specified triggering event.

The conversion price is determined as the lower of (a) a $5 million valuation cap or (b) 1.5 times the Company's net sales over the trailing twelve months ending on the last day of the month immediately preceding the conversion date. The entire outstanding balance of the notes, including accrued interest, was converted into equity during 2024.

Line of Credit - The Company was granted a line of credit by Ampla in 2022, with a maximum drawable principal amount of $172,816 and an annual percentage rate (APR) of 16%. As of December 31, 2023, the outstanding balance under the line of credit was $125,184. This balance was fully paid in 2024.

NOTE 6 – EQUITY

The Company is a limited liability company with various members. The equity ownership of each member is represented by a percentage interest of ownership as shown below:

Member	Membership Interest
Misha LLC, a Delaware Limited Liability Company	81%
New Nordic Dairy, Inc. a Delaware Corporation	15%
Others	4%
Total	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 25, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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A Small Brand with a Big Mission.

Norr Organic is one of the first leading organic skyr yogurt brands introduced to the U.S., offering clean, grass-fed, probiotic-rich Icelandic-style yogurt known for its high protein content. Norr is now expanding through strategic retail partnerships. With an annual revenue of $2.83M in 2024 and $1.050M revenue in Q1 of 2025 alone, we believe Norr Organic is poised to redefine the yogurt market—blending authentic Icelandic tradition with modern wellness appeal.

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Ranked #1
in the yogurt category for taste, nutrition, and lowest added sugars.
nòrr organic
Probiotic Skyr

$203,210.60 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$10.12 Per Share

RAISED	INVESTORS
$203,210.60	106
MIN INVEST	VALUATION
$172.04	$10M

REASONS TO INVEST

Growing Brand with Proven Results: Norr has already brought in $1.050M in revenue in Q1 of 2025. Our yogurt is available nationwide through premium relationships like Sprouts Farmers Market, Whole Foods Market, Erewhon, Eataly, Town & Country, PCC, Misfits Market/Imperfect Foods, The Fresh Market, Blue Bottle Cafes, and other natural food stores, solidifying our position as a leader in the clean-label, Icelandic-style yogurt market.

Operational Excellence and Efficient Unit Economics: By collaborating with trusted local family farms and adopting sustainable practices, we believe we ensure a reliable, high-quality organic milk supply while maintaining cost efficiency. We've also strategically optimized operations by refining packaging sizes and streamlining flavor offerings—enhancing margins while continuing to deliver the nutrient-dense, delicious experience our customers love. With a lean team of just five dedicated members, we've minimized overhead and redirected resources into enhancing production and growth strategies. Coupled with an efficient supply chain and low fixed costs, our approach delivers high gross margins—rare among the CPG space. This combination of thoughtful resource allocation, sustainable sourcing, and innovative practices designed to enable scalable, growth, aiming to deliver strong value to both investors and customers.

Mission-Driven Innovation with State-of-the-Art Production: Norr Organic combines Icelandic tradition with cutting-edge technology, using a state-of-the-art ultrafiltration system to craft our probiotic-rich, high-protein skyr that is also naturally low in lactose. This allows us to deliver consistent quality while minimizing waste and environmental impact.

TEAM



Daniyar Chukin • Chief Executive Officer, Sole managing member and principal accounting officer

More than ten years of experience in the CPG industry, and specifically within dairy - as owner and manager. Have taken two projects from concept to shelf, learning along the way how to identify good co-packers partners, manage trade budgets, lead negotiations with retail and distribution.

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Mandy Geisler • VP of Marketing & Sales

Mandy brings over 18 years of experience in the CPG space. Having worked extensively within startup and mid-level environments, she excels at building from the ground up—driving growth, innovation, and delivering results through creative strategies.

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Pierre Remy Forien • Chief Operating Officer

I grew up in France and moved to the US in 2011 to work for the United Nations. With 10+ years in the dairy industry and an MBA, I oversee operations for Norr. This ranges from managing supplier relations to overseeing production and logistics.

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THE PITCH

Better for You. Better for the Environment. It's Quite Simple.

At Norr Organic, we believe yogurt should be more than just food—it should make a difference. Inspired by the Icelandic tradition of skyr, we craft clean, probiotic-rich yogurt using organic, grass-fed milk sourced from small family farms committed to sustainability and ethical practices. Our products are designed to support immune and gut health while prioritizing the planet, animals, and people.

With the yogurt industry experiencing consistent daily demand and rapid shelf turnover, we believe Norr Organic is positioned for significant growth. Our yogurt is available nationwide through premium partners like Sprouts Farmers Market, Whole Foods Market, Erewhon, Eataly, Town & Country, PCC, Misfits Market/Imperfect Foods, The Fresh Market, Blue Bottle Cafes, and other natural food stores. Our probiotic-rich skyr is celebrated for its high-protein content and creamy texture, earning the #1 ranking by Consumer Reports.

With a passionate team, optimized supply chain, and state-of-the-art production equipment, we believe we ensure exceptional quality and efficient operations, delivering strong unit economics and scalability.

For a Healthier and more Sustainable Future

We believe in making products that are not just better for you, but better for the animals and the enviroment.



LOCAL
Milk sourced from small family farms.

GRASS-FED
Milk from grass-fed cows.

SUSTAINABLE PRACTICES
100% recyclable packaging.

SCIENCE-BACKED PROBIOTICS
Supports gut and immune health with BB-12®.

3RD PARTY TESTING
Ranked #1 for taste and nutrition by Consumer Reports.

nōrr organic

The Offerings

With both Non-Fat and Whole Milk yogurt options, there's something for everyone—whether you're looking for a lighter choice or a rich, creamy indulgence, perfect for any moment.

Whole Milk

"Healthful balance of omega-3 and omega-6 fatty acids"


nōrr organic
Probiotic Skyr
Vanilla
Raspberry
Mixed Berry & Açai
Plain Whole Milk


Non-fat Milk
Beneficial for the calorie-conscious consumer or anyone trying to limit overall fat intake.
nòrr organic
Probiotic Skyr
Strawberry & Rhubarb
Vanilla
Mixed Berry & Acai
Plain Non-fat

THE PROBLEM & OUR SOLUTION

The Problem

The U.S. Health Crisis:

- Poor nutrition contributes to heart disease, strokes, and Type 2 diabetes, and up to 30% of cancers. Yet, many available foods are filled with harmful additives, sugars, and artificial ingredients.[1] (source)(source)

Unmet Consumer Demand:

- 55% of consumers want nutrient-dense foods, and 66% of U.S. shoppers (80% of young adults) are willing to pay more for sustainable products. However, the market struggles to balance taste, health, and sustainability. [2]

The Yogurt Market Gap:

- Most yogurts contain excessive sugars, preservatives, and artificial flavors, leaving health-conscious consumers without truly clean, delicious options.

Our Solution

We believe Norr Organic Probiotic Skyr yogurt delivers the perfect balance of health, taste, and sustainability. Unlike competitors, Norr Organic doesn't compromise between taste and clean ingredients. With its creamy, delicious taste and commitment to sustainability, Norr Organic is the premium choice for health-conscious and environmentally aware consumers.



nōrr organic
Organic
Grass-fed
High in Protein
Low in Sugar
Probiotic Skyr Yogurt
Added Natural Flavors
Artificial Sweeteners
Starches
Preservatives
Pesticides
12-17G PROTEIN
BB-12 PROBIOTICS

THE MARKET & OUR TRACTION

The Market

The U.S. yogurt market is valued at **$8.9 billion** and continues to grow at a rate of 4.5% YoY.[3] Recent SPINS data shows the **skyr category is growing 31% YoY**, while products **labeled certified organic and grass-fed are growing 6% and 25% YoY, respectively.**[4] This growth is driven by rising consumer demand for clean, high-protein, probiotic-rich foods that support gut and immune health.

With clean-label ingredients, science-backed probiotics, and a strong commitment to sustainability, we believe Norr Organic is well-positioned to capture this expanding market. By offering Icelandic-style skyr made with organic, grass-fed milk, we align with consumer preferences for health-focused, ethically produced dairy products.

As awareness of functional foods continues to rise, we believe Norr Organic is poised to lead the next wave of innovation in the yogurt category.

The Opportunity:
Daily Demand, High Turnover: Yogurt is a staple in many households, consumed daily for its health benefits. Its short shelf life promotes consistent sales, making it a fast-moving product category.

Prime Shelf Placement: Breaking into the competitive yogurt aisle is tough, but Norr Organic has secured spots in premium retailers like Sprouts Farmers Market, Whole Foods, Erewhon, Eataly, Misfits Market, and Blue Bottle Coffee, giving us valuable exposure and momentum.

Untapped Opportunity in Icelandic Skyr: While Greek yogurt dominated the past decade, the Icelandic skyr market is the next frontier. Industry pioneers like Siggi's have proven the consumer demand for thick, protein-rich yogurts, leaving room for new brands like Norr Organic to capture market share with organic, clean-label, grass-fed options.

Our Traction
Norr Organic has continued to grow:



RANKED #1
skry yogurt in Consumer Reports, recognized for superior taste and nutrition

Available in over 1,500 retail locations nationwide!


PCC Community Markets
Berkeley Bowl Marketplace
Natural Grocers
Lakewinds Food Co-op
Eataly
Jewel Osco
ShopRite
town & country markets
MOM's Organic Market
Erewhon
Sprouts Farmers Market
The Fresh Market
Whole Foods Market
Lassens Natural Foods & Vitamins
Central Market
Blue Bottle Coffee
Bristol Farms
Earth Fare
Healthy food for everyone

Partnerships with the biggest online grocers

Misfits Market
Imperfect Foods

Partnerships with national distributors, regional DSDs, and Speciality Food Distributors

KeHE
UNFI Better food. Better future.
Rainforest Distribution
Dairy Delivery
Baldor
the chefs warehouse

Norr Organic continues to scale across e-commerce and retail channels, solidifying its presence in the premium, sustainable yogurt category.

"I just wanted to let you know that I am a huge fan! The quality and taste is exceptional, and it has quickly become a favorite in my household."


norr organic
Probiotic Skyr
Vanilla
Whole Milk

"We make the hour drive to Central Market once a month just to stock up on our favorite yogurt!"


I would just love to start off by saying thank you! Thank you for not only cultivating delectable and rich clean skyr, but also for the use of high-quality and healthy ingredients; as well as the commitment and great morals that y'all put forth. Both my family and I recently started our journey with Norr Organic and it's safe to say that we will be staying! Now, Norr Organic is a must and a staple in our household.
You guys are truly the best and I eat your yogurt every day!
Stocked up on my favorite yogurt
nōrr organic
Probiotic Skyr
Strawberry & Rhubarb
I just found your yogurt at a local health food store and I'm in love 😍 it is by far the best 👏
nōrr organic
Probiotic Skyr
Plain Whole Milk
I am ecstatic to find your product!!! I've ben looking for a thick, plain yogurt that is organic/grass fed...

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

WHY INVEST

Norr Organic is more than just a yogurt brand—it's a movement for clean, ethical, and sustainable food. With your investment, we can continue to scale our operations, expand our distribution, enhance our zero-waste production process and introduce new products that inspire wellness and create lasting impact.

Join us in building a healthier, more sustainable future—one cup at a time.


INVEST NOW!
Together, we can build a healthier, more sustainable food system — one cup at a time.
nōrr organic
Probiotic Skyr
nōrr organic
Probiotic Skyr
Mixed Berry & Acai

[1] https://www.cdc.gov/nccdphp/divisions-offices/about-the-division-of-nutrition-physical-activity-and-obesity.html

[2] Johnson, Emily, and Mark Daniels. "Consumer Trends in Nutrition and Sustainability." Journal of Food Marketing and Consumer Behavior, vol. 12, no. 3, 2024, pp. 102–118. Journal of Food Marketing and Consumer Behavior, www.foodmarketingjournal.org/trends-in-nutrition.

[3] Source: based on Circana InfoScan® Reviews; US Census Bureau; Economic Census/Mintel; Statista

[4] Source: SPINS Satori | Total Dairy Categories (FZ & RF) | RF Cheeses (excluding plant based) | RF Eggs, RF Milk, & RF Butter Subcategories | SPINS Natural Channel |
Total US –MULO (Powered by Circana) | L52W 1/26/25

ABOUT

HEADQUARTERS
4332 22nd Street #401-3/#401-4, Long Island City, NY 11101

WEBSITE
View Site

Norr Organic is one of the first leading organic skyr yogurt brands introduced to the U.S., offering clean, grass-fed, probiotic-rich Icelandic-style yogurt known for its high protein content. Norr is now expanding through strategic retail partnerships. With an annual revenue of $2.83M in 2024 and $1.050M revenue in Q1 of 2025 alone, we believe Norr Organic is poised to redefine the yogurt market—blending authentic Icelandic tradition with modern wellness appeal.

TERMS

Norr Organic

Overview

PRICE PER SHARE
$10.12

VALUATION
$10M

DEADLINE
Aug. 26, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.2M

Breakdown

MIN INVESTMENT
$172.04

OFFERING TYPE
Equity

MAX INVESTMENT
$1,199,999.24

SHARES OFFERED
Class B Common Units

MIN NUMBER OF SHARES OFFERED
1,977

MAX NUMBER OF SHARES OFFERED
118,577

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$381,275	$384,257
Cash & Cash Equivalents	$862	$3,959
Accounts Receivable	$160,290	$206,259
Short-Term Debt	$489,247	$743,312
Long-Term Debt	$0	$0
Revenue & Sales	$2,830,501	$3,123,854
Costs of Goods Sold	$1,922,597	$2,463,326
Taxes Paid	$0	$0
Net Income	-$757,489	-$956,941

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus units.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus units.

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus units.

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus units.

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus units.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus units.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus units.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon.

Tier 2 Perk: Invest $5,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 5% bonus units.

Tier 3 Perk: Invest $10,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 10% bonus units.

Tier 4 Perk: Invest $20,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 15% bonus units.

Tier 5 Perk: Invest $50,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon, the opportunity to visit the state-of-the-art production facility where our delicious skyr yogurt is made (travel expenses not included and must be covered by investor) + 20% bonus units.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Norr Organic LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $10.12/ unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $1,012.00. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

ALL UPDATES

08.15.25

$200K Raised 🎉 90+ Investors Strong


WE'VE RAISED
$200,000
FROM
90+ INVESTORS

We're thrilled to share that we've officially passed $200,000* raised from more than 90 incredible investors! 💙

Your belief in Norr Organic fuels our mission to bring better dairy to more people, and we're just getting started.

There is still some time left to invest on StartEngine.

Questions? Email us at: invest@norrorganic.com

With gratitude,

Daniyar & Norr Team

**The amount raised may include insider investments, which may go toward meeting the minimum offering amount.*

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.11.25

Let's Chat! This Wednesday at 6:30pm ET



nòrr organic
LET'S CHAT!
Join Us for a LIVE Crowdfunding Q&A Webinar
August 13th
6:30PM ET
REGISTER NOW

📅 Wednesday, August 13th

⏰ 6:30pm ET

🔗 Zoom Webinar - RSVP NOW and we'll see you there.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.06.25

Norr is Rolling Out Chain-Wide at Natural Grocers!


WE'RE EXPANDING!
NATURAL GROCERS
nórr organic
Probiotic Skyr
Plain Whole Milk
nórr organic
Probiotic Skyr
Mixed Berry & Açaí
nórr organic
Probiotic Skyr
Vanilla
nórr organic
Probiotic Skyr
Raspberry

We're excited to share that Norr Organic is rolling out now at Natural Grocers stores in 21 states, with 9 SKUs hitting the shelves chain-wide!

You'll start to see us pop up in more locations each week as we grow our retail footprint and bring our clean-label probiotic skyr to more shoppers.

Thank you for being part of our journey! 💙🥄

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.01.25

First Sprouts Customer Reviews are In!

This March, our full line of Non-fat skyr rolled out nationwide in all Sprouts Farmers Market locations. As more customers discover us, many are also taking the time to leave reviews on the Sprouts website, and they truly make our day.



First Sprouts
Customer Reviews are In!
★★★★★
my favorite post workout/pre bed snack
Reviewed on June 26, 2025 by Sumaiyah
I really love this yogurt. I often have trouble eating normal yogurt, I'm not sure why so I avoided it and havent been hitting my goals because it's been hard to find a snack like this. Anyway, the flavor and texture of the skyr yogurts is amazing, also has the perfect taste as well. So balanced. It's extremely satiating especially topped with blueberries. I absolutely love this yogurt, it's going to change my life, it's seriously that good.
★★★★★
Amazing yogurt!!
Reviewed on June 27, 2025 by Mireille
Love it! Grass fed, no added junk, just milk and culture. Has such a clean simple but not too tart flavor. Very thick and perfect under berries and granola for breakfast.
★★★★★
Clean yogurt
Reviewed on July 30, 2025 by Patti
Absolutely love this yogurt! It's delicious and has all clean ingredients. Love it plain or with a splash of honey !
★★★★★
Excellent, fantastic skyr!
Reviewed on July 13, 2025 by NHG
Excellent, fantastic skyr! A new and welcome addition to skyr availability in USA
★★★★★
Reviewed on July 8, 2025
★★★★★
Reviewed on July 24, 2025
nórr organic
Probiotic Skyr

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

07.30.25

Fan Favorite Alert 💙


3 Reasons Why I love
Norr Organic Skyr:
• it's made with grass-fed milk,
• it's super clean with minimal ingredients,
• and most importantly, it tastes absolutely amazing!
norr organic
Probiotic Skyr
Vanilla
Whole Milk
@healthwithalexandra
Alexandra, Whole Milk Vanilla Lover

We love hearing from our community — and Alexandra said it best:

"Norr Organic's probiotic skyr has been a favorite of mine for the last few years, and that's because:

a) it's made with grass-fed milk,

b) it's super clean with minimal ingredients,

c) and most importantly, it tastes absolutely amazing.

I always find myself reaching for the vanilla to put on pancakes or oats. It's super creamy, has the most perfect vanilla flavor, and is not too tart.

Literally no other vanilla skyr or Greek yogurt compares, and I guarantee if you try it, you'll love it."

We value and appreciate the positive feedback from our community. 🙌

Thanks, Alexandra, for the love and for helping spread the word about better dairy options.

Check out her [testimonial on Instagram].

Disclaimer:This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

07.29.25

What It's Like to Work With Norr Organic


"I had the pleasure of working with the Norr Organic team during my time as Associate Director of Category Management at Misfits Market, and they were consistently reliable, flexible, and a true partner in every sense. The team operates with integrity, authenticity, and a strong sense of drive. They genuinely care about their partners and the product they make. Norr Organic stands out in the market - they have excellent brand positioning and Mandy works relentlessly to increase their footprint in stores.
Not only is the skyr exceptionally high quality, but in my view, it is the best tasting skyr on the market. Norr is constantly innovating and expanding, and I'm excited to see where they go next."
Bella Du Mond, Former Associate Director, Category Management at Misfits Market

We're always grateful when our partners recognize the work that goes into building a brand like Norr. 💙

Here's what Bella Du Mond, Former Associate Director of Category Management at Misfits Market, had to say about her experience working with our team:

"I had the pleasure of working with the Norr Organic team during my time as Associate Director of Category Management at Misfits Market, and they were consistently reliable, flexible, and a true partner in every sense. The team operates with integrity, authenticity, and a strong sense of drive. They genuinely care about their partners and the product they make. Norr Organic stands out in the market - they have excellent brand positioning and Mandy works relentlessly to increase their footprint in stores. Not only is the skyr exceptionally high quality, but in my view, it is the best tasting skyr on the market. Norr is constantly innovating and expanding, and I'm excited to see where they go next."

Kind words like these reinforce why we're building Norr Organic the way we are, with care, intention, and an unwavering commitment to making the best skyr possible.

Thank you, Bella, for the partnership and support.

Disclaimer:This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

07.23.25

Flash Perks Alert: A 10% Bonus!


Flash
Perks
Invest $5,000+ and get
10% bonus shares!
July 26-31

From July 26 through July 31, we're offering mid-campaign flash perks to celebrate our progress and thank our amazing supporters:

Invest $5,000 and receive a 10% bonus in shares, exclusively during this window!

If you'd like to learn more about this opportunity, or if you have any questions about our plans for the future, please join our **investor virtual event this Thursday, July 24 at 5pm ET.** You'll be able to ask our leadership team direct questions and learn about how we plan to continue our growth!

📅 Thursday, July 24th

⏰ 5pm ET

🔗 Zoom Webinar - RSVP NOW and we'll see you there.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.18.25

Meet Angie, Our New Paw-bassador! 🐾


Paw-bassador Angie
Angie

We're thrilled to introduce Angie, our official Norr Organic Paw-bassador, sweetest rescue pup, and #1 skyr fan. From taste-testing tiny licks to keeping the team smiling, Angie brings pure joy - and proves that joy (and skyr yogurt) is even better when shared.

She may not read nutrition labels, but she knows good yogurt when she sees (and sniffs) it.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.08.25

The Only Certified Organic Skyr Brand with...


The Only Certified Organic
Skyr Brand with a Non-fat Line
nörr organic
Probiotic Skyr
Plain Non-fat
Mixed Berry & Açaí
Strawberry & Rhubarb

Norr Organic is proud to be the only certified organic skyr brand in the U.S. offering a Non-Fat line nationwide.

Alongside our Non-Fat line, we also offer a Whole Milk skyr line, allowing us to meet a range of dietary preferences, lifestyle goals, and eating occasions. Whether someone's looking for high-protein, lower-fat options or a creamier, more indulgent snack, Norr has them covered - with clean ingredients, organic milk from grass-fed cows, and BB-12® probiotics in every cup.

Let's break it down:

Non-fat Skyr (White Label):

- Beneficial for the calorie-conscious consumer or anyone trying to limit overall fat intake.
- Still satiating due to the high protein content (i.e. up to 17 grams of protein).

Whole Milk (Blue Label):

- Great for the health-conscious consumer who recognizes the health benefits of whole milk, grass-fed dairy.
- Organic milk from grass fed cows offers a healthful balance of omega-3 and omega-6 fatty acids
- The slightly higher fat content may help people feel fuller and adds to the smooth, thick and creamy texture.

This product portfolio is helping us stand out with retailers and helps us win space in the refrigerated aisle. We believe that offering both Whole Milk and Non-Fat options positions us to meet more shopper needs and potentially unlock greater velocity at shelf.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

07.08.25

Exclusive Investor Q&A - This Thursday at 1pm ET


norr organic
Crowdfunding Q&A
Pierre
Mandy
Daniyar

Whether you've already invested or are still considering it, this exclusive Q&A session is your chance to ask the Norr Organic team questions. We'll be answering your questions live and sharing more about our journey, mid-term perks, our historical growth, and our strategic goals.

📅 Thursday, July 10th

⏰ 1pm ET

🔗 Zoom Webinar - RSVP NOW and we'll see you there.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon.

Select

$5,000

Tier 2

Invest $5,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 5% bonus units.

Select

$10,000

Tier 3

Invest $10,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 10% bonus units.

Select

$20,000

Tier 4

Invest $20,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 15% bonus units.

Select

$50,000

Tier 5

Invest $50,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon, the opportunity to visit the state-of-the-art production facility where our delicious skyr yogurt is made (travel expenses not included and must be covered by investor) + 20% bonus units.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

RG **Rajiv Goel**
5 days ago

Hello Daniyar, This looks very interesting. Would it be possible to set up a short 25-minute meeting in the next few days? Please let me know if you have a calendar link I can use to book a time with you. Or, I am happy to share my availability.

Show less

2 0

DC **Daniyar Chukin**
Norr Organic • 2 days ago

Hi Rajiv,

We'd love to set up a call with you. Please send us an email at invest@norrorganic.com and we'll get something scheduled. Thank you!

Show less

0

View 1 more reply

Deepak Unnikrishnan
24 days ago

Would you be able to share more info on the majority stakeholder ? Misha LLC that owns ~80% of the company ?
Show less

1 | 0

Daniyar Chukin
Norr Organic • 17 days ago

Hi,

Thank you for your question!

Misha LLC is the vehicle through which the owners hold their stake in the company. It holds no other interests, but its stake in Norr Organic.

It is likely, that in the future this layer will be removed, and the owners will instead hold interest directly.

Thanks,

Daniyar
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Yaacov Sakowitz
a month ago

Just curious, have you tried to get into publix?
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1 | 0

Daniyar Chukin
Norr Organic • a month ago

Hi Yaacov,
Great question! Publix is definitely on our radar as we continue to grow and expand our retail footprint. We're focused on building strong momentum in the Natural Channel and are excited about the opportunities ahead.
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0

MR

Maciej Rumprecht
2 months ago

The Form C mentions that if only the minimum is raised there is only 1 month of cash to continue operations - what contingencies are in place to mitigate a negative outcome? If only the minimum is raised would the company shut down?

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1 0

DC

Daniyar Chukin
Norr Organic • 2 months ago

The company has historically been funded by family funds on a rolling basis. This has been the case since inception, and the typical cash balances have been equivalent to 1-2 months of operational needs.

This is why the company will not shut down, even in the event of a failed fundraise.

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0

RY

Robert Yates
2 months ago

Where is the factory located

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1 0

DC

Daniyar Chukin
Norr Organic • 2 months ago

Hi Robert, Our factory is located in Pennsylvania.

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0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
NORR ORGANIC LLC
a New York Limited Liability Company

This **FIRST AMENDED AND RESTATED OPERATING AGREEMENT** is made and entered into as of July __, 2025, by and among those persons designated as Members on the attached Exhibit A (each, a "**Member**," and collectively, the "**Members**"), and amends and restates the Operating Agreement for the Company dated April 16, 2021, as amended on October 1, 2023, and April 10, 2025 (collectively, the "**Original Operating Agreement**"). Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

Recitals

WHEREAS, the Company intends to engage in a Regulation CF Offering, in which it would sell up to 118,777 Class B Units (as defined below) in exchange for $10.12 per Class B Unit, plus certain bonus Class B Units that may be issued in connection with the offering (the "**Regulation CF Offering**");

WHEREAS, the Amendment to the Operating Agreement dated October 1, 2023 (the "**Second Amendment**"), converted the outstanding Membership Interests into 10,000,000 common units;

WHEREAS, since the Second Amendment, Misha LLC ("**Misha**") has contributed additional capital to the Company in exchange for additional common units;

WHEREAS, upon the effective date of this Amendment, Misha shall be deemed to have transferred 1.29% of its units to Alliance Midwest, LLC, as reflected on Exhibit A;

WHEREAS, the Members desire to amend the Original Operating Agreement to, among other things, (a) create two classes of Units, including Class A Units (as defined below) and Class B Units, (b) convert all outstanding common units into 988,192 Class A Units, and (c) adjust such Class A Units to reflect the additional capital contributions and issuance of additional common units to Misha.

Agreement

1. ORGANIZATION

1.1 General. NORR ORGANIC LLC (the "**Company**") was formed as a New York limited liability company upon the execution and filing of the Certificate of Organization with the New York Secretary of State in accordance with the Act, and the rights and liabilities of the Members shall be as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2 Business Purpose. The Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

1.3 Name and Address of Company. The business of the Company shall be conducted under the name "**NORR ORGANIC LLC**," and its principal executive office shall be located at the address designated by the Managers.

1.4 Term. The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which shall be perpetual unless sooner terminated as provided in this Agreement.

1.5 Registered Agent. The Company's initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Managers by causing the filing of the name of the new registered agent in accordance with the Act.

1.6 Management. The Company shall be managed by Managers designated as set forth herein. Except as otherwise set forth herein or required by applicable law, the Members shall have no rights to manage the Company.

2. DEFINITIONS

For purposes of this Agreement, the terms defined hereinbelow shall have the following meaning unless the context clearly requires a different interpretation:

2.1 "Act" means the New York Limited Liability Company Act, including amendments from time to time.

2.2 "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(iii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

2.3 "Adjusted Capital Contributions" shall mean the excess of (i) each Member's money or property contributed to the Company as capital, including contributions when the Company is formed, and later contributions, less any liabilities assumed by the Company pursuant to such contribution over (ii) the sum of cumulative Distributions to such Member under Section 4.4(a)(ii) attributable to such Member's Adjusted Capital Contributions as referred to therein (such Distributions to be valued in accordance with the principles of Treasury Regulation Section 1.714-1(b)(2)(iv)©).

2.4 "Affiliates" shall mean with respect to any person or entity: (a) any person or entity directly or indirectly controlling, controlled by, or under common control with such person or entity; (b) any person or entity owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such person or entity; (c) any officer, director, manager, general partner, trustee, or anyone acting in a substantially similar capacity as to such person or entity; (d) any person or entity who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing; and © any person or entity related to such person or entity within the meaning of Code Section 267(b).

2.5 "Agreement" shall mean this First Amended and Restated Operating Agreement of the Company.

2.6 "Assignee" shall mean a person who has acquired Units from a Member or Assignee, but who is not a Substituted Member.

2.7 "Capital Account" of a Member shall mean the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In accordance with that Section of the Treasury Regulations, a Member's Capital Account shall be equal to the amount of money contributed by the Member and the initial Gross Asset Value of any property contributed by the Member, increased by (a) allocations of Net Income to the Member, as well as any items in the nature of income or gain that are specially allocated pursuant to Sections 4.4(d) and 4.5, and (b) the amount of any Company liabilities assumed by such member or which are secured by any property distributed to such Member, and decreased by (v) the amount of money distributed to the Member, (w) the Gross Asset Value of any property distributed to the Member by the Company, (x) the Member's share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (including, for this purpose, losses which are nondeductible under

Section 267(a)(1) or Section 707(b) of the Code), (y) the Net Loss allocated to the Member, as well as any items in the nature of expenses or losses that are specially allocated pursuant to Sections 4.4(d), 4.5 and 4.6, and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. In addition, the Capital Accounts of Members may be adjusted by the Managers to reflect a revaluation of Company assets pursuant to Section 2.16(b) or 2.17(c). The Capital Account of a Member shall be further adjusted as required by Section 1.704-1(b)(2)(iv) of the Treasury Regulations. To the extent that anything contained herein shall be inconsistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the Treasury shall control. The Capital Account of an Assignee shall be the same as the Capital Account of the Member from whom the Assignee acquired its Interest, as further adjusted pursuant to this Section 2.8.

2.8 "Capital Contribution" shall mean the contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof.

2.9 "Certificate" shall mean the Certificate of Organization of the Company as filed with the New York Secretary of State, as the same may be converted from time to time.

2.10 "Class A Members" shall means the Members listed on Exhibit A hereto.

2.11 "Class A Units" shall mean the Units designated as Class A Units and held by the Class A Members.

2.12 "Class B Members" shall mean those members designated as Class B Members and which hold Class B Units.

2.13 "Class A Percentage Interest" shall mean with respect to each Class A Member, the percentage derived by dividing the number of Class A Units held by such Class A Member by the total number of issued and outstanding Class A Units owned by all Class A Members from time to time.

2.14 "Class B Units" shall mean Units designated as Class B Units and held by the Class B Members as designated in the books and records of the Company. The Class B Units have no voting rights.

2.15 "Code" shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

2.16 "Company" shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

2.17 "Company Minimum Gain" with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section 1.704-2(b)(2) of the Treasury Regulations.

2.18 "Distributable Cash" shall mean the excess of cash received by the Company from operations over (a) operational cash disbursements (which shall include without limitation, service of Company debt obligations), and (b) a reasonable allowance for reserves, contingencies and anticipated obligations, as determined by the Managers.

2.19 "Distributions" shall mean any cash (or property to the extent applicable) distributed to the Members or Assignees arising from their ownership of Units.

2.20 "Economic Risk of Loss" shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

2.21 "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers, provided that, if the contributing Member is a Manager, the determination of the fair market value of the contributed assets shall require the consent of a majority of the other Managers or the Class A Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such assets on the date of distribution as determined by the distributee and the Managers, provided that if the distributee is the Manager, the determination of the fair market value of the distributed assets shall require the consent of a majority of the other Managers; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.21 to the extent the Managers determine that an adjustment pursuant to Section 2.21(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.21(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.21(a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.22 **"Manager"** or **"Managers"** shall be as designated in Section 5.2.

2.23 **"Majority Vote"** shall mean approval by the affirmative vote or written consent of more than fifty percent (50%) of (i) all of the Units (Class A Units and Class B Units) then outstanding, voting as a single class, in any instance in which approval of the Members, without regard to the Class of Units held by them, is required to be obtained pursuant to the Act, or (ii) the outstanding Units of any Class (whether Class A Units or Class B Units) in any instance in which a vote or consent of the holders of the Units of such Class, voting or consenting as a separate Class, is required to be obtained. For purposes of clarity, the Class B Members shall have no voting rights, unless required by the Act.

2.24 **"Member"** shall mean any person or entity admitted to the Company as a Member (including, without limitation, the Class A Members and Class B Members) or Substituted Member and who has not ceased to be a Member, as set forth in Exhibit A hereto. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an Economic Interest in the Company.

2.25 **"Member Nonrecourse Debt"** shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.26 **"Member Nonrecourse Deductions"** shall mean in any Company fiscal year, the Company deductions that are characterized as "partnership nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.27 **"Net Income"** and **"Net Loss"** shall mean the net book income or loss of the Company for any relevant period. The net book income or loss of the Company shall be computed in accordance with Federal income tax principles (i) under the method of accounting elected by the Company for federal income tax purposes, (ii) as applied without regard to any recharacterization of transactions or relationships that might otherwise be required under such tax principles and (iii) as otherwise adjusted pursuant to the following provisions in this Section 2.22. The net book income or loss of the Company shall be computed, inter alia, by:

(i) including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

(ii) including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) Units in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

(iii) including as a deduction or loss any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b) or otherwise;

(iv) calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Company assets by reference to their Gross Asset Value rather than their adjusted tax basis;

(v) excluding any gain or income specially allocated under Sections 4.4©, 4.5, and 4.6 hereof; and

(vi) excluding Nonrecourse Deductions.

2.28 "Nonrecourse Deductions" in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the Treasury Regulations.

2.29 "Nonrecourse Liabilities" shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

2.30 "**Partnership Representative**" has the meaning designated in Section 5.5.

2.31 "Percentage Interest" shall mean with respect to each Member, the percentage derived by dividing the number of Units held by such Member by the total number of issued and outstanding Units owned by all Members from time to time.

2.32 "Substituted Member" shall mean an Assignee who shall become a Member pursuant to Section 7.6.

2.33 "Treasury Regulations" shall mean the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.34 "Unit" shall represent a unit of measurement by which a Member's right to vote, participate in Net Income, Net Loss, Nonrecourse Deductions and Distributions shall be determined (other than Distributions in liquidation as provided in Section 10.3 hereof), and which are held by Members as designated on Exhibit A, and which shall not be represented by certificates, unless otherwise approved by the Managers.

3. CAPITAL

3.1 Capital Contributions and Authorized Units.

(a) Initial Contribution. Each Member has made an initial contribution to the capital of the Company in the amount set forth on Exhibit A, attached hereto, in exchange for the number of Units set forth opposite such Member's name.

(b) Subsequent Contributions. No Member shall be required to make an additional capital contribution to the Company. However, if the Managers so consent, which consent shall not be unreasonably withheld, conditioned or delayed, (a) any of the Class A Members may make additional capital contributions to the Company in exchange for additional Class A Units, on terms reasonably approved by the Manager, or (b) any Class A Members may make such loans to the Company having a per annum interest rate of no more than 3.00 percentage points above the Wall Street Journal Prime Rate, and having such other reasonable terms as the Managers shall determine in their sole discretion. No loan or loans made by any Member to the Company shall increase any such Member's number of Units. Each Member hereby acknowledges and agrees that various capital contributions have been received by the Company from Misha LLC, and additional Units issued in connection therewith ("**Prior Additional Contributions**"), for which capital contribution notices were not provided pursuant to Section 2.2.6 of the Original Agreement, and each Member hereby waives their right to participate in such Prior Additional Contributions.

3.2 Interest. No Member shall receive interest on its contribution to the capital of the Company.

3.3 Withdrawal and Return of Capital. Except as may be provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its contribution to the capital of the Company except on dissolution of the Company.

3.4 Capital Accounts.

(a) Member Capital Accounts. An individual Capital Account shall be maintained for each Member.

(b) Capital Account of Assignee. On any sale or transfer of any Units, the Capital Account of the transferor with respect to the Units transferred shall become the Capital Account of the Assignee or Substituted Member, as applicable, with respect to such Units, as such Capital Account existed at the effective date of the transfer of such Units.

(c) Deficit Capital Account. No Member shall have any liability to the Company, to any other Member, or to the creditors of the Company on account of any deficit Capital Account balance.

4. FINANCIAL

4.1 Accounting Method. The Company books shall be kept in accordance with the method of accounting determined by the Managers.

4.2 Fiscal Year. The fiscal year of the Company shall end on December 31, unless the Managers determine that some other fiscal year would be more appropriate and obtain the consent of the Internal Revenue Service to use that other fiscal year.

4.3 Organizational Expenses of the Company. The Company shall not pay or reimburse to the Managers or the Members for any expenses incurred by them on behalf of the Company with respect to the formation and organization of the Company (including legal and filing fees).

4.4 Net Income, Net Loss and Distributions.

(a) Distributions. Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

(b) Allocations of Net Income, Net Loss and Nonrecourse Deductions. Subject to Sections 4.4(d), 4.5 and 4.6 below, Net Income Net Loss and Nonrecourse Deductions shall be allocated among the Members based on their Percentage Interest.

(c) Tax Allocations. Except for the allocations contained in Section 4.4(d)(i), all income, gains losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes in accordance with the allocations of Net Income and Net Loss.

(d) Special Allocations. The following special allocations shall be made:

(i) 704 Allocations. In accordance with Code Section 704© and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted due to a revaluation of Company assets under Treasury Regulations Section 1.704(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.4(d)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

(ii) Recapture. In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's prior share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(iii) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, in the event that there is a net decrease in the Company Minimum Gain during any taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such Company Minimum Gain during such year in accordance with Section 1.704-2(g) of the Treasury Regulations. This Section 4.4(d)(iii) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistent therewith.

(iv) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, in the event there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt during any taxable year, each Member with a share of such minimum gain shall be allocated income and gain for the year (and, if necessary, subsequent years) in accordance with Section 1.704-2(i) of the Treasury Regulations. This Section 4.4(d)(iv) is intended to comply with the chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistent therewith.

(v) Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member's Capital Account, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce the deficit balance in that Member's Capital Account so created or increased as quickly as possible in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and its requirements for a "qualified income offset." The Members intend that the provision set forth in this Section 4.4(d)(v) will constitute a "qualified income offset" as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistent therewith.

(vi) Member Nonrecourse Deductions. After the allocations of Net Loss and Nonrecourse Deductions, Member Nonrecourse Deductions shall be allocated between the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations, in accordance with the manner in which the Member or Members bear the Economic Risk of Loss for the Member Nonrecourse Debt corresponding to the Member Nonrecourse Deductions, and if more than one Member bears such Economic Risk of Loss for a Member Nonrecourse Debt, the corresponding Member Nonrecourse Deductions must be allocated among such Members in accordance with the ratios in which the Members share the Economic Risk of Loss for the Member Nonrecourse Debt.

(vii) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)3(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of his interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "issuance items") shall be allocated among the Members so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member of the issuance items had not be realized.

(e) Varying Interests. Where any Member's interest, or portion thereof, is acquired or transferred during a taxable year or for any other purpose requiring the determination of Net Income, Net Loss or any other items allocable to any period, the Managers may choose to implement the provisions of Section 706(d) of the Code in allocating among the varying interests.

(f) Excess Nonrecourse Liabilities. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

(g) Consent of Members. The Members are aware of the income tax consequences of the methods, hereinabove set forth, by which Net Income, Net Loss and Distributions are allocated and distributed and hereby agree to be bound by them in reporting them for income tax purposes. The Members hereby expressly consent to such provisions as an express condition of becoming a Member.

4.5 Curative Allocations. The allocations set forth in Sections 4.4(d)(iii), (iv), (v), (vi) and (vii) hereof and the allocations of Nonrecourse Deductions in Section 4.4(b) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.4(b). In exercising their discretion under this Section 4.5, the Managers shall take into account future

Regulatory Allocations under Sections 4.4(d)(iii) and (iv) that, although not yet made, are likely to offset Regulatory Allocations made under Section 4.4(b) and Section 4.4(d)(vi).

4.6 Loss Limitation. Net Loss and Nonrecourse Deductions allocated pursuant to Section 4.4(b)(ii) hereof shall not exceed the maximum amount of Net Loss and Nonrecourse Deductions that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of allocations of Net Loss and Nonrecourse Deductions pursuant to Section 4.4(b)(ii) hereof, the limitations set forth in this Section 4.6 shall be applied on a Member by Member basis and Net Loss and Nonrecourse Deductions not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Net Loss and Nonrecourse Deductions to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

4.7 Tax Elections. The Managers shall, without further consent of the Members being required (except as specifically required herein), have the authority to make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company Distributions.

5. MANAGEMENT

5.1 Management of the Company. Subject to the provisions in this Agreement relating to actions required to be approved by the Members, the operations and affairs of the Company shall be administered by its Managers. Except as otherwise set forth in this Agreement, the Managers shall have all authority, rights, and powers conferred by law and those necessary or appropriate to carry out the purposes of the Company as set forth in Section 1.2 hereof, and all such authority, rights and powers shall be exercised by or under the direction of the Managers.

5.2 Election of Managers.

(a) Election and Qualifications of Managers. The initial number of managers shall be One (1). The Class A Members by a Majority Vote shall have the right to appoint the Managers. The current Manager is Misha.

(b) Tenure. Unless he or she resigns or is removed, each Manager shall hold office until a successor shall have been elected and qualified.

(c) Resignation. A Manager may resign at any time by giving written notice to the other Managers. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(d) Removal. A Manager may be removed by a Majority Vote of the Members; provided, however, if a particular Member has the right to designate a Manager pursuant to Section 5.2(a), only the Member which appointed such Manager shall have the right to remove such Manager. The removal of a Manager who is also a Member, or associated with a Member, shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

5.3 Responsibilities of the Managers. Each Manager shall devote such time to administering the business of the Company as he or she reasonably deems necessary to perform his or her duties as set forth in this Agreement. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide services in respect of the business of the Company; provided, however, that the Managers shall continue to have ultimate responsibility under this Agreement. The Managers shall cause to be filed such certificates or filings as may be required for the continuation and operation of the Company as a limited liability company in any state in which the Company elects to do business.

5.4 Meetings of Managers. Nothing in this Agreement is intended to require that meetings of Managers be held, it being the intent of the Members that meetings of Managers are not required. Meetings of the Managers may be called by a majority of the Managers; provided, however, that if there are less than three Managers, any one Manager may call a meeting. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

5.5 Actions without a Meeting. Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if the requisite number of votes of the Managers (as required pursuant to Section 5.4) is obtained in writing prior to such action. Such action by written consent shall have the same force and effect as an Approval of the Managers obtained at a duly called meeting of the Managers.

5.6 Partnership Representative for Tax Matters.

(a) Appointment. The Managers who are Members shall designate one Manager that is a Member to be the "tax matters partner" or "partnership representative" (as the case may be) of the Company pursuant to Code Sec. 6231(a)(7) (the "**Partnership Representative**"), or, if there is no Manager that is a Member, the Partnership Representative shall be a Member that has the largest Membership Interest at the close of the applicable taxable year. For purposes of Code Section 6231(a)(7), Misha is designated as the initial Partnership Representative of the Company within the meaning of Code Section 6223. The Partnership Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 5.6, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015.

(b) Resignation; Removal. The Partnership Representative may resign at any time. The Person serving as the Partnership Representative shall be automatically removed as Partnership Representative upon the death, dissolution and/or winding up, legal incompetency or bankruptcy of such Person, and the Person serving as the Partnership Representative may be removed at any time by unanimous consent of the Managers or a Majority Vote of the Class A Members. Upon such resignation or removal of the Partnership Representative, a successor to serve in such position shall be designated by unanimous consent of the Managers or a Majority Vote of the Class A Members.

(c) Elections. If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have federal income tax audits and other proceedings undertaken by each Member rather than by the Company, the Company shall make such election.

(d) Partnership Adjustments. Notwithstanding other provisions of this Agreement to the contrary, if any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative, in its discretion, may cause the Company to elect pursuant to Code Section 6226 to have any such adjustment passed through to the Members for the year to which the adjustment relates (i.e., the "reviewed year" within the meaning of Code Section 6225(d)(1)). In the event that the Partnership Representative has not caused the Company to so elect pursuant to Code Section 6226, then any "imputed underpayment" (as determined in accordance with Code Section 6225) or "partnership adjustment" that does not give rise to an "imputed underpayment" shall be apportioned among the Members for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Manager in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(e) Member Cooperation. Each Member agrees that, upon request of the Partnership Representative, such Member shall take such actions as may be necessary or desirable (as determined by the Partnership Representative) to (1) allow the Company to comply with the provisions of Code Section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (2) file amended tax returns with respect to any "reviewed year" (within the meaning of Code Section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

5.7 Voting / Approval of the Managers. For purposes of this Agreement, each Manager shall be entitled to one (1) vote. Any action to be determined by the Managers shall be made pursuant to an "Approval of the Managers," which for purposes of this Agreement shall mean a majority vote of the Managers entitled to vote on the matter.

5.8 Conversion. The Managers may, in their sole discretion, and without a vote of the Members, change the domicile of the Company to a different state or form of entity of the Company, through a re-domestication, conversion or otherwise.

5.9 Compensation of Manager. The Manager shall not receive any compensation for its services as Manager.

5.10 Regulation CF Offering. The Manager is hereby authorized to engage in the

Regulation CF Offering.

5.11 Outside Activities of Managers. Each Manager such Manager's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Manager or such Manager's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Manager or such Manager's Affiliates.

6. LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1 Liability of Members. Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company except with respect to their Capital Contributions as indicated herein. Only the Company or a Manager (and no third party creditor, either in its own right or as a successor-in-interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions. The Members intend and agree that the obligation of the Members to make Capital Contributions constitutes an agreement to make financial accommodations to and for the benefit of the other Members and the Company.

6.2 Voting. The voting rights of the Members shall be based on the following:

(a) The Class A Units shall have the right to vote on a one (1) vote per Unit basis. Unless otherwise provided by law, any matter requiring the vote or approval of the Class A Members shall be deemed approved upon receipt of a Majority Vote of the Class A Members. The Class B Members have no voting rights, and to the extent the Class B Members have voting rights under the Act, such rights are subject to Section 6.3.

(b) Assignees who have not become Substituted Members shall not be entitled to vote and any voting rights associated with the Units transferred to such Assignee shall remain with the transferring Member.

(c) Notwithstanding any other provision in this Agreement, any action in which the Members are entitled to vote, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by Members entitled to vote thereon holding not less than a Majority Vote (or such other requisite vote) that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Each Class A Member shall be notified of any action so taken within thirty (30) days of its approval if such action is material to the operation of the Company's business, as determined by the Managers.

6.3 Voting Proxy for Class B Members. To the extent the Class B Members have the right to vote on any matter pursuant to the Act or otherwise, by executing this Agreement or any subscription agreement to purchase Units of the Company, each Class B Member hereby agrees as follows:

(a) Such Class B Member hereby appoints the Managers of the Company (the "**Managers**"), or their successors, as the Class B Members' true and lawful proxy and attorney, with the power to act alone and with full power of substitution to assign this proxy to any officer or director, to, consistent with this instrument and on behalf of the Class B Member, (i) vote all Class B Units, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Managers determine is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Managers for the accomplishment of the foregoing. The proxy and power granted by the Class B Members pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Class B Member is an individual, will survive the death, incompetency and disability of the Class B Member and, so long as the Class B Member is an entity, will survive the merger or reorganization of the Class B Member or any other entity holding the Class B Units. The Proxy will terminate upon the closing of a "Change of Control" transaction. For the purposes of this paragraph, Change of Control shall mean (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of securities of the Company, or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such securities; (ii) a "**Sale of the Company**"; or (iii) a "Deemed Liquidation Event". A Sale of the Company shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from Class A Members, Class A Units representing more than 50% of the outstanding voting power of the Company (a "**Unit Sale**") or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Company's board of directors. A "**Deemed Liquidation Event**" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of Units for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of Units held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(b) Other than with respect to the gross negligence or willful misconduct of the Managers, in their capacity as the Class B Members' true and lawful proxy and attorney pursuant to this Section (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Class B Member pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Class B Member otherwise exist against the Proxy. The Class B Member shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Class B Member pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Class B Member the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount the applicable Class B Member, or his predecessor-in-interest paid to th Company in exchange for the Class B Units). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Class B Member or otherwise. The Class B Member acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Class B Member and is final, binding and conclusive upon the Class B Member. The Company, the Members and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Class B Member. The Company, the Members and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

6.4 Meetings of Members. If and when the Class A Members by a Majority Vote, or the Managers, shall determine, meetings of Members may be called and when called shall be governed by the Act; provided, however, that this reference to the Act or any other provision of this Agreement shall not be interpreted to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required. A notice of member meetings must be given at least five days prior to the meeting, and must include the place, date, and hour of the meeting, as well as the purpose for special meetings.

6.5 Limitation of Rights of Members. No Member shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as a result of the dissolution of the Company or as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; or (iii) demand or receive property in any distribution other than cash. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss or Distributions of the Company.

6.6 Return of Distributions. In accordance with the Act, a Member may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Member.

6.7 Resignation or Withdrawal of a Member. A Class A Member shall not resign or withdraw as a Class A Member, without the Approval of the Managers, which approval shall not be unreasonably withheld, conditioned or delayed.

6.8 Waiver of Appraisal and Dissenter's Rights. To the extent permitted under the Act or applicable law, no Member shall be entitled to the appraisal or dissenter's rights provided pursuant to the Act, including, but not limited to, in connection with a merger, interest exchange, a conversion, a domestication or any other reorganization.

6.9 Outside Activities of Members. Each Member and such Member's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Member or such Member's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Member or such Member's Affiliates.

7. TRANSFERS OF UNITS

7.1 Assignment of Units.

(a) Transferability. Except as otherwise expressly provided in this Agreement, the Members may assign and transfer their Units at any time and for any reason.

(b) Distributions, Allocations and Reports. An Assignee shall be entitled to receive Distributions from the Company attributable to the Units acquired by reason of such assignment from and after the effective day of the assignment of such Units to him, her or it; however, anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of Net Income or Net Loss, Distributions or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written instrument of assignment has been received by the Company and recorded on its books, and the effective date of assignment has passed.

7.2 Right of First Refusal.

(a) Offer; Option to Purchase. Subject to the transfer restrictions included herein, and except for Permitted Transfers, if any Class A Member or its Assignee (the "**Transferring Member**") desires to Transfer all or any part of his, her or its Units (the "**Offered Units**"), the Transferring Member shall give written notice to the Company and each other Class A Member, or its Assignee(s) (the "**Eligible Member(s)**"), setting forth in full, the terms of the proposed sale and the identity of the proposed transferee (s) (the "**Transfer Notice**").

(b) Company's Right of First Refusal. The Company shall then have the right and option, for a period ending thirty (30) calendar days following its receipt of the written notice, to elect to purchase all or any part of the Offered Units at the purchase price and upon the terms specified in the Transfer Notice.

(c) Members' Right of First Refusal. If such right is not exercised by the Company as to all of the Offered Units proposed to be transferred within the periods prescribed above, notice of the contemplated transfer shall be immediately given to all the Eligible Members who shall have the right to purchase any Offered Units not to be purchased by the Company, for the consideration and according to the terms of payment upon which the Company was entitled to purchase such Units under the foregoing provisions. Within fifteen (15) days after the giving of such notice, any Eligible Members desiring to acquire any part or all of such Units shall deliver to the Company a written election to purchase such Units, or a specified number thereof. If the total number of Units specified in such elections exceeds the number of Units to be transferred, each such Eligible Member shall have priority, up to the number of Units specified in his or her notice of election to purchase, to purchase such proportion of the Units to be transferred as the number of Units which he or she holds bears to the total number of Units held by all Eligible Members electing to purchase. In the event that there are Units remaining after the application of the above formula, the remaining Units shall be distributed among the Eligible Members who have not received the number of Units specified in their notice of election to purchase, in the proportion that the number of Units specified in each individual Eligible Member's notice of election to purchase less the number of Units allocated to that Eligible Member under the above formula bears to the total number of Units in all such elections to purchase less all Units allocated to Eligible Members under the above formula.

(d) Transfer to Proposed Transferee. If the Company and/or the Eligible Members do not elect to purchase all of the Offered Units subject to the right of first refusal pursuant to this Section 7.2, then subject to Section 7.6, the Transferring Member may Transfer all of the Offered Units to the original proposed transferee upon the terms set forth in the Transfer Notice, whereupon the original proposed transferee shall take and hold the Offered Units subject to this Agreement and to all of the obligations and restrictions applicable to the Transferring Member and shall observe and comply with this Agreement and with all such obligations and restrictions. Any such Transfer of the Offered Units to the original proposed transferee must be effected within ninety (90) calendar days after the date of the termination of the Eligible Members' options provided above. If no such Transfer is effected within the ninety (90) calendar day period, then any subsequent proposed Transfer of all or any part of the Transferring Member's Units shall once again be subject to the provisions of this Section 7.2. In addition, a third party to whom Units are Transferred under this Section shall be deemed an Assignee, and shall become a Substitute Member only upon compliance with Section 7.6.

(e) Non-Cash Consideration. For these purposes, if any consideration offered for the Offered Units in the Transfer Notice consists of rights, interests or property other than money or an obligation to pay money, the disinterested Managers shall in good faith determine the fair market value of that consideration as of the date the Transfer Notice was received by the Transferring Member, and any Member exercising its right of first refusal may pay such consideration in cash based on such fair market value.

7.3 Option to Purchase Upon Specified Events.

(a) Option Events. Upon the occurrence of any of the following events (each referred to hereinafter as an "**Option Event**") affecting a Class A Member or an Assignee of a Class A Member (an "**Affected Holder**"), the Company and the other Class A Members shall have the option to purchase the amount of Interests of such Affected Holder, as described in Section 7.3(b), for the price and upon the terms set forth in Section 7.3(c)-(e):

(i) The maintenance of any proceeding initiated by or against an Affected Holder, under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(ii) A general assignment for the benefit of the creditors of an Affected Holder;

(iii) A levy upon the Interests of an Affected Holder, pursuant to a writ of execution or subject to the authority of any governmental entity, which levy is not removed within thirty (30) days, and only to extent of the Interests subject to the levy;

(iv) The entry of a final judgment of dissolution of marriage of an Affected Holder, if in connection with such dissolution, the spouse of such Affected Holder is awarded Interests or any interest therein as a result of a property settlement agreement or otherwise but in such event such option to purchase shall extend only to such spouse's Interests or interest therein;

(b) Exercise of Option. The Affected Holder or his or her legal representative shall give written notice to the Company and the other Class A Members, immediately upon the occurrence of an Option Event and in no event more than ten (10) days after the occurrence of such Option Event or the appointment of a bankruptcy trustee, receiver or other legal representative for such Affected Holder, whichever shall last occur. Upon receipt of written notice of the occurrence of an Option Event and for a period of sixty (60) days thereafter, the Company shall have the first option to purchase all or any portion of the Interests of the Affected Holder subject to repurchase pursuant to Section 7.3; provided that in the event of the dissolution of the marriage of an Affected Holder, the divorced Affected Holder shall have during the first thirty (30) days of such sixty (60) day period a concurrent but priority right to purchase any Interests or interest therein that have been awarded to his or her spouse as a result of the dissolution of his or her marriage. In the event that the Company or the divorced Affected Holder, as applicable, does not elect to purchase all of the Interests of the Affected Holder within such sixty (60) day period, the Company shall forthwith notify each of the Class A Members of the election not to purchase all or a portion of the Affected Holder's Interests and such Class A Members shall then have the option for a period of thirty (30) days from the receipt of such notice to purchase any Interests of the Affected Holder not purchased by the Company or the divorced Affected Holder. Within thirty (30) days after the receipt of such notice, any of the Class A Members desiring to acquire any part or all of said Interests ("**Purchasing Class A Members**"), shall deliver to the Company a written election to purchase said Interests, or a specified amount thereof. If the total amount of Interests specified in such elections exceeds the amount of Interests to be transferred, each such Purchasing Class A Member shall have priority, up to the amount of Interests specified in his or her notice of election to purchase, to purchase such proportion of the Interests to be transferred as the amount of the Class A Units which he or she holds bears to the total amount of Class A Units held by all Class A Members electing to purchase. In the event that there are Interests remaining after the application of the above formula, the remaining Interests shall be distributed among the Purchasing Class A Members who have not received the amount of Interests specified in their notice of election to purchase, in the proportion that the amount of Interests specified in each individual Purchasing Class A Member's notice of election to purchase less the amount of Interests allocated to that Purchasing Class A Member under the above formula bears to the total amount of Interests in all such elections to purchase less all Interests allocated to Purchasing Class A Members under the above formula.

(c) Notice of Exercise of Option. If the Company, the divorced Affected Holder and/or the Class A Member(s) elect to purchase Interests of the Affected Holder, the Company shall give notice of such election, setting forth the amount of such Interests to be purchased by each party, by giving written notice of such election to the Affected Holder and, if applicable, his or her receiver or trustee in bankruptcy, the creditor who secured a levy upon the Affected Holder's assets, his or her legal representative, or other transferee as the case may be. Such notice shall be given within one hundred twenty (120) days after the Company's receipt of notice of the Option Event giving rise to the option to purchase (the "**Option Period**").

(d) Determination of the Purchase Price. The purchase price to be paid by the Company and/or Purchasing Class A Members upon the exercise of any option to purchase Interests under Section 7.3(a)(i)-(iv) shall be based on the fair market value of the Company (discounted by 30%) as of the date of the Option Event. Such fair market value shall be as determined by an appraisal conducted by an independent regional appraisal company (the "**Initial Appraiser**") selected by the Company within thirty (30) days from the Notice of Exercise of Option. The Affected Holder shall bear the cost of the appraisal, the amount of which shall be deducted from the purchase price.

(e) Payment of the Purchase Price. The Company and/or Purchasing Class A Members shall execute and deliver a negotiable promissory note (the "**Note(s)**") representing the purchase price of that portion of the Interests of the Affected Holder to be purchased by him, her or it no later than thirty (30) days following the determination of the purchase price. The Note(s) shall be fully amortized over a period of not more than thirty-six (36) months and shall bear interest from the date of delivery at a rate equal to three percent (3%) per annum. Interest and principal on the Note(s) shall be payable in equal quarterly installments commencing three (3) months after the date specified above for delivery of the Note(s); provided that the Note(s) shall be subject to prepayment, in whole or in part, without penalty, at any time after the calendar year of the sale of the Interests of the Affected Holder.

7.4 Tag Along Rights.

(a) If any Person, other than a Member or an affiliate of a Member (a "**Purchaser**") agrees to purchase in one or a series of transactions, Units from one or more Class A Members (the "**Offered Members**"), the Offered Members shall provide notice ("**Sale Notice**") to all of the Class A Members, prior to the proposed sale date. The Sale Notice shall set forth: (i) the name and address of the Purchaser and the number of Units proposed to be transferred; (ii) the proposed amount of consideration and terms and conditions of payment offered by such Purchaser (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and (iii) that the Purchaser has been informed of the right provided for in this Section 8.3 ("**Tag-Along Right**") and has agreed to purchase Units in accordance with the terms hereof and to be bound by all the provisions of this Agreement.

(b) The Tag-Along Right may be exercised by any of the Class A Members by delivery of a written notice to the Offered Members (the "**Tag-Along Notice**"), within 15 days following receipt by such Offered Members of the Sale Notice. The Tag-Along Notice shall state the number of Units that such Class A Members desire to sell to the Purchaser. Each of the Class A Members delivering a timely Tag-Along Notice shall have the right to require the Offered Members to cause the Purchaser to purchase from such Class A Members, a number of such Member's Units equal to (i) the total number of Class A Units owned by such Class A Member, multiplied by (ii) the percentage represented by the ratio of the number of Class A Units being sold by the Offered Members to the total number of Class A Units owned by all of the Offered Members.

(c) In the event that the Purchaser does not purchase all of the Class A Units that any of the Class A Members exercising Tag-Along Rights under this Section is permitted and elects to sell pursuant to the foregoing formula on the same terms and conditions as the Class A Units purchased from the Offered Members, then the Offered Members shall not be permitted to sell any of their Class A Units to the Purchaser. If no Tag-Along Notice is received by the end of the 15 days referred to above, the Offered Members shall have the right for a 60-day period thereafter to transfer their Units to the Purchaser on terms and conditions no more favorable to the Offered Members than those stated in the Sale Notice and in accordance with the provisions of this Section.

7.5 Preemptive Right. Notwithstanding Section 7.2, if the Company offers to sell additional membership interests (the "**Additional Units**"), each Class A Member will be entitled to purchase a proportionate share of such Additional Units so offered. Each Class A Member's percentage of the Additional Units so offered shall be determined with reference to such Class A Member's relative Class A Percentage Interest in the Company. Any such preemptive right shall be exercised, if at all, within fifteen (15) days following the Class A Member's receipt of written notice of such preemptive right from the Company.

7.6 Substituted Members.

(a) Conditions of Substitution. An Assignee may have the right to become a Substituted Member in place of his or her assignor only if all of the following conditions are first satisfied:

(i) Written Assignment. A duly executed and acknowledged written instrument of assignment shall have been filed with the Company, which instrument shall specify the Units being assigned and which sets forth the intention of the assignor that the Assignee succeed to the assignor's interest in such Units as a Substituted Member;

(ii) Instruments of Substitution. The Assignee shall have executed and acknowledged such other instruments as may be necessary or desirable to effect such substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement; and

(iii) Consent. The written consent to such substitution shall have been obtained from the Managers who are not the transferring Member, the granting or denial of which shall be within the sole and absolute discretion of each such Manager.

8. ADMISSION OF NEW MEMBERS

The Managers, upon the consent of the Class A Members by a Majority Vote, may, at any time admit new Members or issue additional Units to existing Members or Assignees, or create and issue new classes of Units, on such terms as the Managers may determine from time to time.

9. BOOKS AND RECORDS

9.1 Records. The Company shall keep at its office within the State of New York, such documents required to be maintained by the Company under the Act.

9.2 Inspection. Upon the request of a Class A Member in writing and with the stated purpose of the request, during regular business hours and at a reasonable location specified by the Company, any Class A Member may inspect and copy full information regarding the activities, affairs, financial condition and other circumstances of the company (the "**Books and Records**") as is just and reasonable if: (a) the Class A Member seeks the information for a purpose reasonably related to the member's interest as a member;(b)the Class A Member makes a demand in record form received by the company describing with reasonable particularity the information sought and the purpose for seeking the information; and (c) the information sought is directly connected to the Class A Member's purpose. The inspection rights above shall apply to the Class B Members only to the extent required by the Act.

9.3 Confidentiality. Each of the Members acknowledges that it will have access to certain Confidential Information (as defined below) of Company and Company's Affiliates, and agrees that neither such Member, nor such Member's Affiliates, will use for their own account or the account of any third party, or disclose to any third party (except as required by law), any of the Company's Confidential Information, and will take reasonable precautions to protect the confidentiality of such information. "**Confidential Information**" includes the Books and Records, and any other information about the Company's business or products, suppliers, production methods, pricing, designs, business plans, marketing strategies, financial information, trade secrets or otherwise, which is not generally known to the public.

10. DISSOLUTION AND TERMINATION OF THE COMPANY

10.1 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The Approval of the Managers and the Class A Members by a Majority Vote;

(b) Entry of a decree of judicial dissolution pursuant to the Act; or

(c) A sale of all or substantially all of the assets of the Company and the corresponding receipt of the full consideration relating thereto.

10.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 10.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the New York Secretary of State and file such certificate as required by the Act.

10.3 Distribution on Dissolution. Upon a dissolution event described in Section 10.1, the Managers shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company who are not Members of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, which reserve amounts shall be approved by a Majority Vote of the Members; and

(c) To all of the Members, based on their Percentage Interests.

11. INDEMNIFICATION

11.1 Limitation of Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager and/or officer.

11.2 Standard of Care. Neither the Managers nor any Member or officer of the Company shall have any personal liability whatsoever to the Company or to any Member of the Company or to any Affiliate or constituent owner of any Member on account of such Person's status as a Manager, Member or officer of the Company or by reason of such Person's acts or omissions in connection with the conduct of the business of the Company, so long as such Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company; provided, however, that nothing contained herein shall protect any such Person against any liability to which such Person would otherwise be subject by reason of (a) any act or omission of such Person that involves actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct or (b) any transaction from which such Person derives any improper personal benefit.

11.3 Indemnification. The Company, its receiver or its trustee, shall indemnify, defend and save harmless each of the Manager, Members and their respective Affiliates (each, an "Indemnitee" and together, the "Indemnitees") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business of the Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his or her course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct by such Indemnitee or a transaction from which such Indemnitee derived an improper personal benefit; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for that insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person engaging in a similar business, and name the Indemnitees as additional or primary insured parties. The Company may, to the extent authorized from time to time by the Members, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 11 with respect to the indemnification and advancement of expenses of the Manager, the Members and/or the officers of the Company.

11.4 Advancement of Expenses. The right to indemnification conferred in this Section 11 shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 11 or otherwise.

11.5 Nonexclusive Right. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 11 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Indemnitee.

11.6 Severability. If any provision of this Section 11 is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this Section 11 to provide indemnification to all Persons eligible hereunder to the fullest extent permitted under applicable law.

12. MISCELLANEOUS

12.1 Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Members, notwithstanding that all of the Members are not signatory to the original or the same counterpart.

12.2 Binding on Successors. This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Members.

12.3 Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

12.4 Notices. Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered or delivered via facsimile, or forty-eight (48) hours after mailing if such notice or demand is sent via overnight courier, or deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, electronic mail, return receipt requested, to the Company and to the Members at the addresses, fax number or email address, as applicable, set forth on Schedule A, or in the books and records of the Company. Such addresses may only be changed by giving written notice of such change to all of the other parties hereto.

12.5 Captions. Section titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

12.6 Gender. Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include a company, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

12.7 Choice of Law. This Agreement shall be construed under the laws of the State of New York.

12.8 Entire Agreement. This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreements between them respecting the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not fully expressed herein.

12.9 Waiver. No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

12.10 Further Assurances. Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

12.11 Arbitration. If either party has a claim or controversy covered by this Agreement, such party shall give written notice to the other party, and within ten (10) business days of receiving the notice, the parties shall meet and attempt to resolve the dispute. If the parties are unable to resolve the dispute within ten (10) business days, the dispute shall be submitted to binding arbitration in New York, New York, under the rules and procedures of the American Arbitration Association. All fees and costs concerning the arbitration, including the arbitrator's fees and expenses and attorney's fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator.

12.12 Reference to a Member. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an economic interest in the Company

12.13 Amendment. This Agreement and the Articles may be amended by the Class A Members by a Majority Vote; provided, however, any amendment to (a) Capital Contributions and Authorized Units (Section 3.1), Net Income, Net Loss and Distributions (Section 4.4), Compensation of Manager (Section 5.9), the Right of First Refusal (Section 7.2), Tag Along Rights (Section 7.4), Preemptive Rights (Section 7.5), Distribution on Dissolution (Section 10.3), (b) which affects the limited liability of a Class A Member, or (c) which disproportionately alters, modifies or dilutes any Class A Member's rights, privileges, interests, or relative capital of the Company shall require the consent of such affected Class A Member.

12.14 Remedies. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have signed this First Amended and Restated Operating Agreement on the date first above written.

"Class A Members"

MISHA LLC

DocuSigned by:

By: ______________________
A49CFA807D564E1...
Daniyar Chukin, Manager

NEW NORDIC DAIRY, INC.

Signed by:

By: Klaus Ravenholt Pedersen
0EA04857F4AB4E0...
Klaus Ravenholt Pedersen, President

ALLIANCE MIDWEST, LLC

By: ______________________
Scott E. Anderson, Managing Member

EXHIBIT A
As of July __, 2025

Member	Capital Contributions	Class A Membership Units	Class B Membership Units	Percentage Interests
Class A Members				
Misha LLC Attn: Daniyar Chukin Address: ________________ ________________ Email: daniyar@norrorganic.com	$	807,649	0	80.44%
New Nordic Dairy, Inc. Attn: Klaus Ravenholt Pedersen Address: ________________ ________________ Email: {_____________}	$	166,906	0	16.89%
Alliance Midwest, LLC Attn: Scott E. Anderson Address: ________________ ________________ Email: {_____________}	$	13,637	0	2.67%
Class B Members				
Regulation CF Investors	$	0	0	
TOTALS		988,192		100%